Exhibit 99.2

Genmab Provides Certain Information Disclosed in Connection with Proposed Private Offering of Senior Secured Notes and Senior Unsecured Notes

Media Release

COPENHAGEN, Denmark; November 10, 2025

Genmab A/S (“Genmab”) announced on November 10, 2025, that it and its wholly owned subsidiary Genmab Finance LLC intend to offer, subject to market and other conditions, $1.5 billion of senior secured notes due 2032 (the “Secured Notes”) and $1.0 billion of senior unsecured notes due 2033 (the “Unsecured Notes,” and together with the Secured Notes, the “Notes”). Genmab also launched the syndication of a new $2.0 billion senior secured term loan “B” facility, which term loan “B” facility is in addition to a $1.0 billion senior secured term loan “A” facility and $500 million senior secured revolving credit facility (collectively, the “New Credit Facilities”) that Genmab previously syndicated to certain lenders as part of the financing for the pending acquisition (the “Acquisition”) of Merus N.V. (“Merus”).

In connection with the proposed offering of the Notes, Genmab is providing potential investors with a preliminary offering memorandum, dated November 10, 2025 (the “Preliminary Offering Memorandum”). The Preliminary Offering Memorandum contains (i) certain information not previously disclosed by Genmab, attached as Exhibit A to this Company Announcement; (ii) unaudited pro forma condensed combined financial information giving effect to the Acquisition of Merus, the borrowings under the New Credit Facilities and the issuance of the Notes as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024, attached as Exhibit B to this Company Announcement; and (iii) the audited consolidated financial statements of Genmab as of and for the years ended December 31, 2024, 2023 and 2022 and the related notes thereto, originally prepared in Danish Kroner and retranslated into United States Dollars for all periods presented, attached as Exhibit C to this Company Announcement.

This Company Announcement, including Exhibit A, Exhibit B and Exhibit C, does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Notes will not be registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E:mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E:acn@genmab.com

Forward-looking Statements

In this announcement, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance, including, but not limited to, the statements about the proposed offering of Notes and our intention to issue the Notes. Genmab cautions investors that any forward-looking statements or projections made by Genmab, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in Genmab’s filings with the SEC, including those included in Genmab’s most recent Annual Report on Form 20-F, which is available at www.genmab.com and www.sec.gov. Genmab is providing the information in this Company Announcement as of this date, and Genmab does not undertake any obligation to update any forward- looking statements as a result of new information, future events or otherwise.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Media Release no. 23 Page 1 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Provides Certain Information Disclosed in Connection with Proposed Private Offering of Senior Secured Notes and Senior Unsecured Notes

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Media Release no. 23 Page 2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122